

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp. II
654 Madison Avenue, Suite 1009
New York, NY 10065

> **Re: Property Solutions Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted December 18, 2020**
> **CIK No. 0001833235**

Dear Mr. Vogel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Manner of conducting redemptions, page 19

1. Please reconcile the disclosure on page 20 and elsewhere in your filing that each public stockholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed initial business combination or vote at all with the risk factor disclosure on page 49 that if a stockholder fails to vote for or against a proposed business combination, that stockholder would not be able to have their shares of common stock redeemed. In addition, if a stockholder must vote for or against the proposed business combination in order to have their shares redeemed, revise to provide related disclosure in the prospectus summary.

Description of Securities
Exclusive Forum for Certain Lawsuits, page 118

2.   We note your disclosure on page 118 regarding your exclusive forum provision. Please add related risk factor disclosure.

     You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: Dan J. Espinoza